UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Tenedor Corporation

and

Manitou BF S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

Marcel Claude Braud

Bruno Fille

Manitou BF S.A.

Tenedor Corporation

Z1 430 Route l’Aubiniere

BP 249

Ancenis Cedex, France 44158

+33 (2) 40-09-10-11

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement, Rule 13E-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement filed on Schedule TO (this “Schedule TO”) relates to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

This Schedule TO also relates to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO, including all schedules, exhibits and annexes thereto, and the related Letter of Transmittal filed as Exhibit (a)(1)(B) is incorporated by reference in response to all items of information required to be included in, or covered by, a Tender Offer Statement on Schedule TO, all items of information required by the Schedule 13E-3 Transaction Statement to be included in, or covered by, this Schedule TO and all items of information required to be included in, or covered by, an amendment to the Schedule 13D to be included in, or covered by, this Schedule TO as a result of the Offer.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 7, 2008

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by Parent, dated September 8, 2008

(a)(1)(G)	Text of press release issued by the Company, dated September 8, 2008 (incorporated by reference to Exhibit (a)(1) of the Company’s Schedule 14D-9 filed today by the Company)

(a)(1)(H)	Investor presentation made by Parent, dated September 8, 2008

(a)(2)	Recommendation Statement on Schedule 14D-9 of the Company, dated September 7, 2008 (incorporated by reference to the Schedule 14D-9 filed today by the Company)

(b)	Multicurrency Term and Revolving Facilities Agreement, dated September 4, 2008, between Parent, as the original borrower, Société Générale Corporate and Investment Banking, as mandated lead arranger, the financial institutions from time to time parties thereto and Société Générale, as agent of the other finance parties

(c)(1)	Opinion of Robert W. Baird & Co., dated September 7, 2008 (included as Annex C to the Offer to Purchase)

(c)(2)	Appraisal Opinion of Duff & Phelps, LLC, dated September 7, 2008 (included as Annex D to the Offer to Purchase)

(c)(3)	Appraisal Opinion of Emory & Co., LLC, dated September 7, 2008 (included as Annex E to the Offer to Purchase)

(c)(4)	Presentation of SG Americas Securities, LLC to the Executive Committee and members of the Supervisory Board of Parent, dated April 4, 2007

(c)(5)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(4) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(c)(6)	Presentation of Duff & Phelps, LLC to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(5) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(c)(7)	Presentation of Emory & Co., LLC to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(6) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company (included as Annex A to the Offer to Purchase)

(d)(2)	Voting and Tender Agreement, dated as of September 7, 2008, by and between Parent and the Company (included as Annex B to the Offer to Purchase)

(d)(3)	Shareholder Agreement, dated as of September 22, 2004, by and between the Company and Parent (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004)

(d)(4)	Manufacturing License, Technical Assistance and Supply Agreement, dated as of July 22, 2004, by and between Parent and the Company

(d)(5)	OEM Supply Agreement, dated as of July 22, 2004, by and between the Company and Parent

(f)	Applicable Wisconsin statutory provisions concerning dissenters’ rights (included as Schedule II to the Offer to Purchase)

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manitou BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Tenedor Corporation

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Dated: September 7, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 7, 2008

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by Parent, dated September 8, 2008

(a)(1)(G)	Text of press release issued by the Company, dated September 8, 2008 (incorporated by reference to Exhibit (a)(1) of the Company’s Schedule 14D-9 filed today by the Company)

(a)(1)(H)	Investor presentation made by Parent, dated September 8, 2008

(a)(2)	Recommendation Statement on Schedule 14D-9 of the Company, dated September 7, 2008 (incorporated by reference to the Schedule 14D-9 filed today by the Company)

(b)	Multicurrency Term and Revolving Facilities Agreement, dated September 4, 2008, between Parent, as the original borrower, Société Générale Corporate and Investment Banking, as mandated lead arranger, the financial institutions from time to time parties thereto and Société Générale, as agent of the other finance parties

(c)(1)	Opinion of Robert W. Baird & Co., dated September 7, 2008 (included as Annex C to the Offer to Purchase)

(c)(2)	Appraisal Opinion of Duff & Phelps, LLC, dated September 7, 2008 (included as Annex D to the Offer to Purchase)

(c)(3)	Appraisal Opinion of Emory & Co., LLC, dated September 7, 2008 (included as Annex E to the Offer to Purchase)

(c)(4)	Presentation of SG Americas Securities, LLC to the Executive Committee and members of the Supervisory Board of Parent dated April 4, 2007

(c)(5)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(4) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(c)(6)	Presentation of Duff & Phelps, LLC to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(5) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(c)(7)	Presentation of Emory & Co., LLC to the Board of Directors, dated September 7, 2008 (Incorporated by reference to Exhibit (c)(6) to Schedule 13E-3, dated September 7, 2008, filed by Gehl Company)

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company (included as Annex A to the Offer to Purchase)

(d)(2)	Voting and Tender Agreement, dated as of September 7, 2008, by and between Parent and the Company (included as Annex B to the Offer to Purchase)

(d)(3)	Shareholder Agreement, dated as of September 22, 2004 by and between the Company and Parent (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004)

(d)(4)	Manufacturing License, Technical Assistance and Supply Agreement, dated as of July 22, 2004 by and between Parent and the Company

(d)(5)	OEM Supply Agreement, dated as of July 22, 2004 by and between the Company and Parent

(f)	Applicable Wisconsin statutory provisions concerning dissenters’ rights (included as Schedule II to the Offer to Purchase)

(g)	Not applicable

(h)	Not applicable

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